THE MERGER FUND

AMENDED AND RESTATED PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1

FEBRUARY 21, 2012

WHEREAS, The Merger Fund (the “Fund”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Fund previously adopted a Plan of Distribution pursuant to Rule 12b-1 under the Act dated January 13, 1989 (the “Original Plan”), an Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated July 1, 1993, a Plan of Distribution Pursuant to Rule 12b-1 dated July 14, 1998 and an Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated July 19, 2005 (collectively with the Original Plan, the “Former Plans”), the Trustees of the Fund having determined that there was a reasonable likelihood that the Former Plans would benefit the Fund and its shareholders; and

WHEREAS, the Fund (i) has appointed Quasar Distributors, LLC (the “Distributor”) as its principal underwriter and a distributor of its shares of beneficial interest; (ii) may itself act as a distributor of its shares and (iii) may enter into contracts for distribution and/or shareholder-related services with brokers or dealers who are members of the Financial Industry Regulatory Authority (“Dealers”) and with other qualified financial institutions (the “Service Providers”); it being understood that to the extent any activity financed hereunder is one in which the Fund may finance without a Rule 12b-1 plan, the Fund may also make payments to finance such activity outside such a plan and not subject to its limitations; and

WHEREAS, the Fund desires to adopt certain amendments to the Former Plans pursuant to Rule 12b-1 under the Act, in connection with that certain Distribution Agreement between the Fund and Quasar Distributors, LLC dated as of February 21, 2012 and effective March 1, 2012 pursuant to which Quasar Distributors, LLC was appointed as the Fund’s principal underwriter, and the Trustees of the Fund have determined that there is reasonable likelihood that the continuance of this Amended and Restated Plan of Distribution (the “2012 Plan”) will benefit the Fund and its shareholders.

NOW, THEREFORE, the Fund hereby adopts this 2012 Plan in accordance with Rule 12b-1 under the Act on the following terms and conditions:

1.           The Fund may pay to the Distributor, any Dealer or any Service Provider compensation for various distribution and/or shareholder-related services in connection with Fund shares held or purchased by their respective customers or in connection with the purchase of shares attributable to their efforts.  The amount of such compensation shall not exceed 0.25% annually of the average daily net assets of the Fund and shall be paid at such intervals as the Trustees may determine.

2.           The amount set forth in Section 1 may be paid as a service fee to any Distributor, Dealer or Service Provider so long as the Fund’s records adequately detail that such amount was paid for personal service and/or the maintenance of shareholder accounts.  Payments under the 2012 Plan may include, but are not necessarily limited to, amounts payable for:  sales and marketing expenses related to distribution of Fund shares; servicing shareholder accounts by processing new account applications and performing other shareholder liaison functions; preparing and transmitting records of transactions by customers to the Fund’s transfer agent; serving as a source of information to the Fund’s shareholders; and preparing, printing and distributing prospectuses, statements of additional information and account applications to those persons not already shareholders of the Fund.  The Fund may be paid hereunder for its expenses of distribution of its shares, including, but not necessarily limited to, the cost of preparing, printing and distributing prospectuses, statements of additional information and account applications to prospective investors.

3.           The Original Plan was approved by a vote of at least a majority (as defined in the Act) of the outstanding voting securities of the Fund and the Former Plans were approved in the manner provided in Section 4 below.

4.           The 2012 Plan shall not take effect until the 2012 Plan, together with any related agreement, has been approved by votes of a majority of both (a) the Trustees of the Fund and (b) those Trustees of the Fund who are not “interested persons” of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of the 2012 Plan or any agreements related to it (the “Rule 12b-1 Trustees”) cast in person at a meeting (or meetings) called for the purpose of voting on the 2012 Plan and any such related agreements.

5.           The 2012 Plan shall remain in effect until October 31, 2012 and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of the 2012 Plan in Section 4 above.

6.           The Fund shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of expenses hereunder and the purposes for which such expenses were incurred.

7.           The 2012 Plan may be terminated as to the Fund at any time by vote of a majority of the Rule 12b-1 Trustees, or by vote of a majority of the outstanding voting securities of the Fund.

8.           The 2012 Plan may not be amended to increase materially the amount of expenses payable pursuant to Section 1 hereof unless such amendment is approved by shareholder vote in the manner provided in Section 3 hereof, and no material amendment to the 2012 Plan shall be made unless approved in the manner provided in Section 4 hereof.

9.           While the 2012 Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Trustees who are not such interested persons.

10.           The Fund shall preserve copies of the 2012 Plan and any related agreements and all reports made pursuant to Section 6 hereof, for a period of not less than six years from the date of the 2012 Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

IN WITNESS WHEREOF, the Fund has executed this 2012 Plan as of the day and year first above written.

THE MERGER FUND

By: /s/ Roy Behren
Name: Roy Behren
Title: Co-President

By: /s/ Michael T. Shannon
Name: Michael T. Shannon
Title: Co-President